ANNUAL REPORT

6d bytes inc. dba Blendid
440 N Wolfe RD M/S 215
Sunnyvale, CA 94085
(415) 651-3467

www.blendid.com



In this report, the term "Blendid," "we," "us," "our," or "the company" refers to 6d bytes inc. dba Blendid.

The company, having offered and sold Common Stock and SAFE Notes pursuant to Regulation Crowdfunding under the Securities Act of 1933, as amended (the "Securities Act") is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended October 31, 2022. A copy of this report may be found on the company's website at www.blendid.com/annualreports.

FORWARD-LOOKING STATEMENTS

THIS REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE COMPANY'S BUSINESS

Overview

6d bytes Inc. was incorporated in the State of Delaware on November 16, 2015 and was registered to do business in California on December 21, 2015. Blendid builds robotic and artificial intelligence-enabled food automation solutions. The company's first product, a fully autonomous robotic kiosk, makes fresh smoothies on-demand. Our smoothies are customizable to individual taste and nutrition preferences. Currently, we have eight kiosks deployed in the cafeterias of college campuses, a shopping mall, a hospital, travel stops, and supermarkets. We operate both branded food service locations and license our robotic solutions to other food service operators.

Principal Products and Services

Blendid's first product, a robotic kiosk, uses a combination of advanced technologies, including artificial intelligence (AI), to create an autonomous and contactless experience for consumers who wish to enjoy fresh food for on-the-go consumption. We strive to enable a fresh food experience that is customized based on an individual's taste, allergies and nutrition preferences, and is available for consumption any time of the day.

For the consumer, Blendid's kiosk experience goes like this:

1. Order at the kiosk on a tablet or ahead of time on a mobile app.
2. Select and customize the ingredients for the order.
3. Receive notification when the order is ready, approximately 3-4 minutes after ordering.
4. Retrieve the order, which is stored inside the kiosk after being prepared.

We aim that all ingredients are either refrigerated or flash frozen to maintain freshness and optimal taste. We use real fruits, vegetables, and other nutrient-rich ingredients.



Blendid introduced its first robotic kiosk to the public in 2019 with locations at the University of San Francisco and Sonoma State University. In 2020, Blendid signed pilot agreements with Walmart and Jamba, a subsidiary of Focus Brands Inc. ("Focus Brands"). We opened our first Walmart location in Fremont, California in October 2020. Our second Walmart location, co-branded with Jamba, opened in Dixon, California in November 2020.

Based on the success of the pilot, in 2021, Blendid entered into a commercial agreement with Jamba that allows Jamba to purchase and deploy "Jamba by Blendid" product across the country in various types of commercial locations. This agreement creates a framework for our separate negotiations with Jamba franchisees. The terms our agreements with the Jamba franchisees may vary and depend upon several factors including whether the franchisee chooses to pay more up front for a kiosk resulting in lower service fees. Generally speaking, franchisees may opt for 16% of net sales, 7% of net sales plus a flat fee of $1,700 per month, or a negotiated combination. "Net sales" is defined term in our agreement with Jamba which has been filed as an exhibit to this Offering Statement of which this Offering Circular forms a part. We are currently in Phase 2 of our agreement, pursuant to which Jamba pre-purchased 10 robotic kiosks to deploy across various types of locations. The company started delivering kiosks to Jamba in late 2021 and expects to conclude the delivery in the first half of 2023. Later phases of the agreement provide the parameters for Jamba to purchase a minimum of 530 units for installation with their franchisees. However, there is no guarantee or requirement that Jamba proceed with the additional purchases. The agreement provides us with introductions to Jamba franchisees (operators) and provides a framework for us to negotiate a service agreement with them independently of Jamba. The agreement also has an exclusivity provision that (upon Jamba meeting certain order commitments) prohibits us from entering into agreements with certain competitive businesses, such as certain quick service restaurants having majority of their menu offerings consisting of blended-to-order smoothies and/or any retail beverage brand that sells a certain amount of non-alcoholic beverages. For more details, see "Management's Discussion and Analysis – Results of Operations for Fiscal Years Ending October 31, 2022 and 2021 – Recognition of Revenues." and "Risk Factors – We have entered into an agreement upon which the success of our business may be dependent."

Blendid is currently focused on medium-to-large operators of food service and most of our customer interactions are high-touch. For instance, Blendid is targeting multiple operators of food service in commercial locations including college campuses, hospitals, shopping malls, travel centers, airports and fitness centers. For customer contracts, the company places pre-purchases in deferred revenue and recognizes revenue once a product is shipped and deployed at a customer location. See "Management's Discussion and Analysis – Results of Operations for Fiscal Years Ending October 31, 2022 and 2021 – Recognition of Revenues."

We currently have 2 wholly owned kiosks and 6 licensed kiosks deployed in California, Georgia and Florida.

Our Kiosks

We are currently in the scaling up phase of our first product - an 8'x8' autonomous, contactless robotic kiosk ("Blendid Kiosk") that prepares and serves smoothies. The Blendid kiosk uses robotics, machine vision, and artificial intelligence with the goal of preparing and serving fresh and delicious smoothies. Blendid's smoothies are customized and made-to-order based on an individual's preferences, using nutrient-rich fruits, vegetables, seeds, and superfoods.

The company's Blendid Kiosks are NSF-certified. Our vision algorithms learn and adapt to recognize ingredients, recipes, and levels. The continuous calibration of these algorithms aims to eliminate errors even across diverse operating environments. The company's AI engine also continuously learns and adapts to consumer preferences such that repeat customers experience a streamlined ordering process for their favorite blended ingredients. Further, our Restaurant Management System provides a full suite of provisioning, monitoring, and analytics tools to manage and operate kiosks remotely.

The company also has an intent to use its current food automation platform to expand into automation of other cuisines including soups, salads, bowls, sandwiches and other on-the-go food formats and cuisines.

Our Licensing

As a food automation solution provider, Blendid also licenses its technology to large, established food service and retail operators ("Customers") with deep expertise in activating and managing food service locations. Under Blendid's licensing model, Customers purchase the kiosk hardware and sign a service agreement ("Service Agreement"). Pursuant to the Service Agreement, Customers pay Blendid an ongoing service fee, a fixed fee per month, a percentage of sales or a combination thereof ("Service Fee"). In exchange for the Service Fee, Blendid provides:

- onsite training to Customers;
- ongoing maintenance and repair of the hardware;

- a license to use Blendid's software solution to operate, monitor and manage the kiosks;
- monitoring of the kiosks from Blendid's Network Operations Center; and
- email and phone support.

We believe an operator can expect to achieve significantly wider margins than they would have realized through a traditional food service model due to low operational costs associated with Blendid's automated systems.

We expect our licensed business to grow faster than the company-branded business as we leverage our current commercial relationships with Jamba, and other operators of food service. However, it is possible for the company to choose to grow its own branded business if the company believes that it could accelerate the growth organically at some point in the future.

Market and Strategy

Our strategy is to deploy our kiosks in various commercial locations where there is a demand for on-the-go food using its own branded locations as well as using its licensing model.

Our target venues include a wide range of food service locations, including:

- Grocery and retail locations
- Colleges
- Hospitals
- Corporate offices
- Travel Centers
- Fitness centers
- Airports
- Shopping malls

The company works with contract manufacturers to manufacture various components and the overall kiosk structure. We expect to invest in scaling up our manufacturing and field service capability to support the current and anticipated demand in various geographies in the United States in 2023 and beyond.

Our value proposition for Customers involves lowering costs while providing a superior guest purchase experience and extended hours of food service. We believe that the use of robotics and AI technology minimizes costs by streamlining the labor-intensive preparation of food. Furthermore, Blendid Kiosks aim to have a much lower labor need to service and restock than would be needed to prepare food in a traditional restaurant kitchen. We believe COVID-19 has increased customer demand for automation and contactless experience, which we provide through our kiosks.

Regulation

We are subject to extensive and varied federal, state and local government regulation, including regulations relating to public health and safety and zoning codes. California and other states and local jurisdictions have enacted laws, rules, regulations and ordinances which may apply to the operation of our kiosks, including those which:

- establish general standards, specifications and requirements for the construction, design and maintenance of the premises;
- regulate matters affecting the health, safety and welfare of our customers, such as general health and sanitation requirements for restaurants; employee practices concerning the storage, handling, cooking and preparation of food; special health, food service and licensing requirements; restrictions on smoking; exposure to tobacco smoke or other carcinogens or reproductive toxicants and saccharin; availability of and requirements for public accommodations, including restrooms;
- set standards pertaining to employee health and safety and mandatory health insurance;
- set standards and requirements for fire safety and general emergency preparedness;
- regulate the proper use, storage and disposal of waste, insecticides and other hazardous materials;
- establish general requirements or restrictions on advertising containing false or misleading claims, or health and

nutrient claims on menus or otherwise, such as "low calorie", "healthy" or "organic";

- establish requirements concerning withholdings and employee reporting of taxes on tips;
- regulate the amount or type of ingredients in food and beverages; and
- regulate or ban the use of particular packaging materials.

Competition

We currently compete most directly with regional smoothie stores, most of which are franchises of other smoothie brands, including Jamba, Smoothie King and Tropical Smoothie Café. We will compete against these franchisors in two respects. First, we will need to compete to obtain licensees who will purchase our kiosks for use in their business instead of becoming a franchisee of our competitors. We will also compete on the basis of selling smoothies made by our kiosks rather than through one of their franchises.

Further, the rising popularity of convenient and fresh food items has resulted in increased competition from non-smoothie retailers as they have increased their offerings of smoothies and other juice-related products. As we expand our food offerings, we would place ourselves into direct competition with other quick serve food concepts with well established businesses.

Additionally, we face increasing competition from specialty juice bars and stores, which focus on made-to-order juices, juice blends, cold-press juices and fasting/cleansing packages. Many of these brands have cold-press direct-to-consumer capabilities that multiply the geographic reaches of their stores.

If we expand our product offerings to automate other cuisines, we would place ourselves into direct competition with other quick serve food concepts with well established businesses.

Employees

The company has 22 employees, 20 of whom are full-time employees.

Seasonality

Our business is subject to day-to-day volatility based on weather and varies by season and the region. A significant portion of the company's revenue is realized during the second and third quarters of the fiscal year, which include the summer months. The fourth quarter of the fiscal year, which encompasses the winter months and the holiday season, has traditionally been our lowest revenue volume quarter except in venues that see increased foot traffic during holiday shopping period such as shopping malls and supermarkets. Our business will likely continue to be subject to seasonal patterns for the foreseeable future, given that the largest portion of our sales continues to be from the sale of smoothies during the warmer parts of the year. Because of the seasonality of the business, results for an individual quarter are not necessarily indicative of the results, which may be achieved for the full fiscal year.

Intellectual Property

The company's robotic kiosks are NSF-certified. Our intellectual property is protected by 6 patents that have been granted by the USPTO and 8 more patents that are in-process including international patents. In addition, we have 3 trademarks that encapsulate our software innovations. The company's ChefOS® allows chefs to create new recipes using an AI-assisted engine to guide them while dynamically computing nutritional profile of those recipes. Our foodOS® uses AI and machine vision algorithms to learn and adapt to recognize ingredients, recipes, placement and pour levels, and orchestrate the food preparation in a multi-tasking environment. The continuous calibration of these algorithms ensure that errors are minimized even across diverse operating environments. Our RMS™ (Restaurant Management System) allows for cloud-driven, real-time control, monitoring and management of Blendid kiosks without needing any staff at the kiosks.

Litigation

The company is not currently involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

The Company's Property

On October 1, 2020, the company agreed to a rent concession for its Sunnyvale location to pay $0 rent for October 2020 through December 2020. On January 4, 2021, the company agreed to a rent concession of $0 for January, February and March 2021 and a rental amount of $9,850.00 for April 1, 2021 through January 31, 2022. The rent returned to $20,200.00 per month thereafter, renewed monthly with no long-term obligation.

During 2021, the company terminated its lease for its contemplated Concept Store in Palo Alto that had gone through building department approvals. The company intends to grow its licensing business, and has no current plans to open concept stores.

DIRECTORS AND EXECUTIVE OFFICERS

The company's executive officers and directors are as follows:

Name	Position	Age	Date Appointed to Current Position	Approximate Hours Per Week (if part-time) / full-time
Executive Officers				
Vipin Jain	Founder and Chief Executive Officer	52	November 2015	full time
Venkateswaran Ayalur	Founder and Chief Technology Officer	52	November 2015	full time
Directors				
Vipin Jain	Director	52	November 2015	
Venkateswaran Ayalur	Director	52	November 2015	
Eric Benhamou	Director	67	June 2017	
Veronica Wu	Director	52	April 2019	

Vipin Jain – Founder, Chief Executive Officer and Director
Mr. Jain has been serving the company as Founder, Chief Executive Officer and Director of the company since its inception in November 2015. Prior to Blendid, Mr. Jain has founded multiple companies and has held senior management positions at Barnes & Noble and Extreme Networks.

Venkateswaran Ayalur – Chief Technology Officer and Director
Mr. Ayalur has been serving as Founder, Chief Technology Officer and Director of the company since its inception in November 2015. Prior to Blendid, Mr. Ayalur has developed multiple technology products including Barnes & Noble NOOK and Motorola phones and has held management positions at Barnes & Noble and Motorola.

Eric Benhamou – Director
Mr. Benhamou is the founder of Benhamou Global Ventures, a Silicon Valley-based venture capital firm, where has served as Managing Partner since January 2003. He currently serves on the boards of several publicly traded companies including Silicon Valley Bank (SVB) and Grid Dynamics (GDYN). He also currently serves on the boards of privately held companies Secret Double Octopus, Virtana and Evinced. He has also served as chairman and CEO of 3Com from 1990 to 2010 and Palm from 1995 to 2010. He has served on the boards of several other publicly traded companies, including Cypress Semiconductor Corporation, Netscape and Legato. He continues to serve as chairman of the board of the Israel Venture Network a non-profit philanthropic organization, an organization he founded in June 2001.

Veronica Wu – Director
Ms. Wu is the founder and managing partner of First Bight, a venture firm that is focused on accelerating commercialization of early-stage synthetic biology companies especially for industrial applications, since April 2021.

Prior to this she has been senior executives at Motorola, Apple and Tesla, associate principal at McKinsey & Company, and managing partner at Hone Capital. Ms. Wu also served on the board of VF corporation from June 2019 to September 2021, and Global Advisory Board of CapGemini from September 2020 to September 2021.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ended October 31, 2022, the company had two executive officers and directors who were compensated as follows:

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation (1)	Total compensation ($)(2)
Vipin Jain	CEO	200,000	(1)	200,000
Venkateswaran Ayalur	CTO	190,000	(1)	190,000

    (1) Vipin Jain and Venkateswaran Ayalur each received 600,000 stock options granted on May 6, 2022, under the company's 2015 Equity Incentive Plan. The stock options have an exercise price of $0.36 and subject to vesting over four years with a 1-year cliff and 1/48 every month thereafter, and expire 10 years from the date of grant.

    (2) Does not reflect the value of the options.

For the fiscal year ended October 31, 2022, the company did not pay its directors for their service. There were 4 directors in this group.

Employment Agreements

Messrs. Jain, Ayalur and Dodd each have an employment agreement with the company, dated June 2017. Under the terms of these agreements, they each started with a salary of $150,000 to be increased at the discretion of the board of directors upon completion of the company's next equity financing raising gross proceeds in excess of $5,000,000. The agreements also provide standard terms for benefits, and include an employee confidential information and inventions assignment agreement.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

During the last two fiscal years, including any currently proposed transaction, we engaged in the following related party transactions:

Messrs. Jain, Ayalur and Dodd each purchased a Promissory Note from the company for total consideration of $105,567. The Promissory Notes have an annual interest rate of 6%, and have accrued $40,644 total interest as of October 31, 2022.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-attacks and the ability to prevent those attacks). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to Our Business

We are an early stage company and have not yet generated profits. The company, which was incorporated in Delaware in November 2015, has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all the business risks associated with new enterprises. These include likely fluctuations in operating results as the company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. The company has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares in the foreseeable future.

Our financial statements were prepared on a "going concern" basis. Our financial statements were prepared on a "going concern" basis. The company began operation in 2015 and the company's ability to continue is dependent upon management's plan to raise additional funds, which indicates there may be substantial doubt about the company's ability to continue as a going concern. Our net loss for fiscal year ended October 31, 2022 ("FYE 2022") was $4,500,016 compared to $3,801,169 for fiscal year ended October 31, 2021 ("FYE 2021"). As at FYE 2022, we had an accumulated deficit of $22,444,088. As discussed in greater detail in "Management's Discussion and Analysis – Liquidity," we will need to raise significant amounts of funds in order to manufacture, market and distribute our robotic kiosks and licensing agreements. Our ability to continue operations is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations and/or to obtain additional capital financing.

The challenges of competing with the many food services businesses may result in reductions in our revenue and operating margins. We compete with many well-established companies, food service and otherwise, on the basis of taste, quality and price of product offered, customer service, atmosphere, location and overall consumer experience. Our success depends, in part, upon the popularity of our products and our ability to develop new menu items that appeal to consumers across all four day-parts. Shifts in consumer preferences away from our products, our inability to develop new menu items that appeal to consumers across all day-parts, or changes in our menu that eliminate items popular with some consumers could harm our business. We compete with other smoothie and juice bar retailers, specialty coffee retailers, yogurt and ice cream shops, bagel shops, fast-food restaurants, delicatessens, cafés, take-out food service companies, supermarkets and convenience stores. Our competitors change with each of the four day-parts, ranging from coffee bars and bakery cafés to casual dining chains. Many of our competitors, or potential competitors, have substantially greater financial and other resources than we do, which may allow them to react to changes in the market quicker than we can. In addition, aggressive pricing by our competitors or the entrance of new competitors into our markets, could reduce our revenue and operating margins.

Our revenue will be subject to volatility based on weather and varies by season and our operational results may be subject to unusual weather conditions. We anticipate that seasonal factors will cause some of our revenue to fluctuate seasonally. Based on agreements with licensees, we receive and anticipate receiving from the sale of products produced by our kiosks and other food automation solutions. For example, in case of smoothie kiosks, much of our direct and licensed revenue will come from the sale of smoothies, demand for which will typically be lower during the winter months and the holiday season, and during periods of inclement weather (because fewer people choose cold beverages) and higher during the spring, summer and fall months (for the opposite reason). Unusual weather conditions, which may or may not result from climate change or other changes in global meteorological conditions, may add to this volatility. Unusual weather conditions may also have an adverse impact on agriculture, result in increased ingredients and raw materials costs, and adversely affect our results of operations.

Our future success depends on our key executive officers and our ability to attract, retain, and motivate qualified personnel. Our future success largely depends upon the continued services of our Chief Executive Officer, Co-Founder and Director Vipin Jain, our Co-Founder, Chief Technology Officer and Director Venkateswaran Ayalur, and our Co-Founder and VP of Engineering Vijay Dodd. If one or more of our executive officers becomes unable or unwilling to continue in their present positions, we may not be able to replace them readily, if at all. Moreover, we may incur additional expenses to recruit and retain new executive officers. If any of our executive officers joins a competitor or forms a competing company, we may lose some or all of our customers. Finally, we do not maintain "key person" life insurance on any of our executive officers. Because of these factors, the loss of the services of any of these key persons could adversely affect our business, financial condition, and results of operations, and thereby an investment in our stock.

We rely on third parties to provide services essential to the success of our business. We rely on third parties to provide a variety of essential business functions for us, including engineering, manufacturing, technology systems integration specialists and other partners we may rely on for developing, marketing, selling, supporting and stocking our kiosks. Quality and timeliness of parts need to build our kiosks is crucial in scaling up our business. We are also dependent on suppliers to stock our kiosks with fresh fruit, produce and other ingredients that meet the qualities needed for our smoothies. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner, which could in turn cause us reputational harm. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Our financial results depend upon the operating results of our licensees. Our business model involves the sale of kiosks and other food automation solutions, and licenses to licensees who will then pay licensing fees. We anticipate receiving a substantial portion of our revenues in the form of service fees and other licensee revenues, which are generally based on a percentage of sales at licensee-operated stores, a flat fee or combination therefore, including "Jamba by Blendid" kiosks, see "The Company's Business – Principal Products and Services." Accordingly, our financial results to a large extent are dependent upon the operational and financial success of our licensees. If sales trends or economic conditions worsen for our licensees, their financial results may deteriorate and our licensing fees or service fees, as applicable under our agreements, and other revenues may decline and our accounts receivable from licensees and related allowance for doubtful accounts for our licensees may increase.

Our business model may be deemed to be a franchise, and our licensees to be franchisees, which could have a material adverse impact on our business and financial condition. We believe our business model uses licensing agreements in a way that does not implicate federal or state franchise laws. In the event the Federal Trade Commission ("FTC") or a state regulator deems our business to be a franchisor and has failed to comply with federal and state franchise disclosure and registration requirements, we may be subject to civil actions by the FTC, private rights of action under state franchise laws or state unfair trade and practices laws, and potential criminal penalties. In addition to reputational harm, such actions could result in liabilities that could require us to change our business model and could have a materially adverse impact on our results of operations and financial condition.

COVID-19 has some lingering supply chain issues that may impact our business plans by delaying the delivery of kiosks, driving up the price of components, and incurring additional costs related to transportation of supplies. The global shortage of semiconductor chips may make it difficult to ramp up production of our kiosks and other food automation solutions, which rely on AI and other technologies dependent on these parts. While we plan to obtain components from multiple sources whenever possible, the global shortage of supplies, including semiconductor chips, and other hardware that we may need to build our products, may still be difficult to obtain. While we believe that we may be able to establish alternate supply relationships, we may be unable to do so at prices or costs that are favorable to us.

Fluctuations in various food and supply costs, particularly produce and dairy, could adversely affect our operating results. Supplies and prices of the various products that we use to prepare our offerings can be affected by a variety of factors, such as weather, seasonal fluctuations, labor shortage, demand, politics and economics in the producing countries. These factors may subject us to shortages or interruptions in product supplies, which could adversely affect our revenue and profits. In addition, the prices of fruit, dairy and other food ingredients, which are the main products in our offerings, can be highly volatile.

The quality of produce we seek tends to trade on a negotiated basis, depending on supply and demand at the time of the purchase. An increase in pricing of any produce that we use in our products could have a significant adverse effect on our profitability. In addition, higher diesel and gasoline prices may affect our supply or transportation costs and may affect our profitability. Declines in sales may also adversely affect our business to the extent we have long-term purchase commitments in excess of our needs.

Our long-term success is dependent upon our ability to design and achieve market acceptance of our robotic kiosks. Our long-term success is dependent on market acceptance of our robotic kiosks and other food automation solutions. There is no guarantee that the general public in the long-term will successfully accept this new technology in the Quick Service Restaurant (QSR) services industry. Additionally, there can be no assurance that we will be able to develop other automated foods that will meet the expectations of our customers. To the extent that we are not able to introduce highly desirable food automation solutions, our future sales could be harmed and investors may lose confidence in us. As technologies change in the future for robotic systems in general and food robotics components specifically, we will be expected to upgrade or adapt our automation solutions and introduce new products or upgrades in order to continue to provide customers with the latest technology and meet customer expectations.

Our success depends on our ability to uphold the reputation of our brand, which will depend on our product quality, the effectiveness of our marketing, and our customer experience. We believe that our brand image and brand awareness is vital to the success of our business, and particularly in building a consumer products growth platform under the Blendid brand. Our brand building initiatives involve increasing entering into licensing arrangements to increase awareness of our brands and create and maintain brand loyalty. Our licensees are often authorized to use our logos and provide branded beverages, food and other products directly to customers. We provide training and support to, and monitor the operations of, these business partners, but the product quality and service they deliver may be diminished by any number of factors beyond our control, including financial pressures. We believe customers expect the same quality of products and service from our licensees as they do from us. Any shortcoming of one of our business partners, particularly an issue affecting the quality of the service experience or the safety of beverages or food, may be attributed by customers to us, thus damaging our reputation and brand value and potentially affecting our results of operations. If our brand building initiatives are unsuccessful, or if business incidents occur that erode consumer perceptions of our brand, then the value of our products may diminish and we may not be able to implement our business strategy. Further, our brand and reputation may be adversely affected if we fail to achieve these objectives, if our public image was to be tarnished by negative publicity, if we fail to deliver innovative and high-quality products acceptable to our customers, or if we face a product recall. Any harm to our brand and reputation could have a material adverse effect on our financial condition.

We have entered into an agreement upon which the success of our business may be dependent. The company entered into an agreement that provides it with introductions to the counterparty's franchisees. Through this agreement we received a purchase order for ten kiosks with potentially more kiosks to be ordered depending upon the success of those kiosks upon deployment. There is no guarantee that we or our counterparty will be able to fulfill the obligations under the agreement. Further, the agreement can be terminated by our counterparty upon certain events, including in the event we are acquired by or become affiliated with a competing brand or retail beverage brand. The agreement also contains an exclusivity provision that (upon our counterparty meeting certain order commitments) prohibits us from entering agreements to sell the current version our kiosk to be used for smoothies certain retail beverage brands, such as certain quick service restaurants having a majority of their menu offerings consisting of blended-to-order smoothies and/or any retail beverage brand that sells a certain amount of non-alcoholic beverages. As a result, our ability to contract with or sell to certain other franchises or beverage brands is limited. If we cannot meet the requirements set forth in the agreement, or our counterparty decides to terminate the agreement, our results of operations, liquidity and financial condition may be materially and adversely impacted. See also, "The Company's Business – Principal Products and Services" and "Management's Discussion and Analysis – Results of Operations for Fiscal Years Ending October 31, 2022 and 2021."

If we are unable to anticipate consumer preferences and successfully develop and introduce new, innovative and updated products, we may not be able to maintain or increase our sales or achieve profitability. Our success depends on our ability to timely identify and originate product trends as well as to anticipate and react to changing consumer demands. All of our products are subject to changing consumer preferences and we cannot predict such changes with any certainty. Product trends in the healthy fast-food market can change rapidly. We will need to anticipate, identify and respond quickly to changing trends and consumer demands in order to provide the products our customers seek and maintain our brand image. If we cannot identify changing trends in advance, fail to react to changing trends or misjudge

the market for a trend, our sales could be adversely affected and we may be faced with a substantial amount of unsold inventory or missed opportunities. As a result, we may be forced to mark down our products in order to dispose of slow moving inventory or dispose of them altogether, which may result in lower profit margins, negatively impacting our financial condition and results of operations.

If we fail to acquire and retain new customers, or fail to do so in a cost-effective manner, we may be unable to increase net revenues, improve margins and achieve profitability. Our success depends on our ability to acquire and retain new customers and to do so in a cost-effective manner. We must continue to acquire customers in order to increase net revenues, improve margins, and achieve profitability. In order to expand our customer base, we must appeal to, and acquire, customers who have historically purchased their smoothies from other retailers such as restaurants with traditional kitchens. We also need to attract customers who might not ordinarily purchase smoothies but will change their purchasing habits in favor of our products, our packaging and the experience we offer.

We face inventory risk. If we fail to accurately predict demand for our products, we may face write-downs or other charges. We are exposed to inventory risks that may adversely affect operating results as a result of new product launches, changes in product cycles and pricing, limited shelf-life of certain of our products, changes in consumer demand, and other factors. We endeavor to predict accurately, based on information from our customers and distributors and reasonable assumptions, the expected demand for our products in order to avoid overproduction. Demand for products, however, can change significantly between the time of ordering ingredients and the date of sale. It may be more difficult to make accurate predictions regarding new products. In addition to our own marketing initiatives, we depend on the marketing initiatives and efforts of distributors in promoting products and creating consumer demand. In the latter circumstance, we have limited or no control regarding distributors' promotional initiatives or the success of their efforts.

A worsening of economic conditions or a decrease in consumer spending may substantially decrease our revenues and may adversely impact our ability to implement our business strategy. To a significant extent, our success depends on discretionary consumer spending, which is influenced by general economic conditions and the availability of discretionary income. While economic conditions have been improving, there is no certainty that this trend will continue or that credit and financial markets and confidence in economic conditions will not deteriorate again. Accordingly, we may experience declines in revenue during economic turmoil or during periods of uncertainty. Any material declines in the amount of discretionary spending, leading cost-conscious consumers to be more selective in restaurants visited, could have a material adverse effect on our revenue, results of operations, business and financial condition.

Governmental regulation, including our need to obtain food and other licenses, may adversely affect our ability to open new stores or otherwise adversely affect our existing and future operations and results. We, and our licensees, are subject to various federal, state and local regulations. Each of our stores is subject to state and local licensing and regulation by health, sanitation, food and workplace safety and other agencies. We, and our licensees, may experience material difficulties or failures in obtaining the necessary licenses or approvals for new stores, which could delay planned store openings. If we cannot obtain or retain food or other licenses, it would adversely affect our operations. Although we have not experienced, and do not anticipate, any significant difficulties, delays or failures in obtaining required licenses, permits or approvals, any such problem could delay or prevent the opening of, or adversely impact the viability of, a particular store or group of stores. In addition, stringent and varied requirements of local regulators with respect to zoning, land use and environmental factors could delay or prevent development of new stores in particular locations.

Our operations are also subject to the U.S. Fair Labor Standards Act and National Labor Relations Act, which governs such matters as minimum wages, overtime and other working conditions, along with the U.S. Americans with Disabilities Act, family leave mandates and a variety of similar laws enacted by the states that govern these and other employment law matters. In recent years, there has been an increased legislative, regulatory, and consumer focus on nutrition and advertising practices in the food industry. Establishments operating in the quick-service and fast-casual segments have been a particular focus, and compliance with additional regulations can become costly and affect our operating results.

Risks Concerning Intellectual Property and Cybersecurity

If we are unable to protect our intellectual property rights, our financial results may be negatively impacted. Our success depends in large part on our technology and brand image. We believe our company's technology, brand name, logo, domain name, trademarks, patents, and social media handles are valuable assets that serve to differentiate us from our competitors. We currently rely on a combination of trademark, patent, trade and unfair competition laws to establish

and protect our intellectual property rights. We cannot assure you that the steps taken by us to protect our proprietary rights will be adequate to prevent infringement of our trademarks and proprietary rights by others, including imitation and misappropriation of our brand. We cannot assure you that obstacles will not arise as we expand our market, product lines and geographic scope. The unauthorized use or misappropriation of our intellectual property could damage our brand identity and the goodwill we created for our company, which could cause our sales to decline. Moreover, litigation may be necessary to protect or enforce these intellectual property rights, which could result in substantial costs and diversion of our resources, causing a material adverse effect on our business, financial condition, results of operations or cash flows.

The cost of enforcing our trademarks and patents could prevent us from enforcing them. Patent, trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents or trademarks, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patent(s) or trademark(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent(s) could have adverse consequences for the company, including undermining the credibility of our intellectual property, reducing our ability to enter into licensing agreements, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patents(s) or trademark(s) because of the cost of enforcement, your investment in the company could be significantly and adversely affected.

We may be subject to liability if we infringe upon the intellectual property rights of third parties. We may be subject to liability if we infringe upon the intellectual property rights of third parties. If we were to be found liable for any such infringement, we could be required to pay substantial damages and could be subject to injunctions preventing further infringement. Such infringement claims could harm our brand image. In addition, any payments we are required to make and any injunction with which we are required to comply as a result of such infringement actions could adversely affect our financial results.

Information technology system failures, breaches of our network security or inability to upgrade or expand our technological capabilities could interrupt our operations and adversely impact our business. We and the businesses that purchase our kiosks rely on our technology and network infrastructure across our operations, including point-of-sale processing at our kiosks. Our operations, and those of the businesses that operate our kiosks (our licensees), depend upon our ability to protect our technology, equipment and systems needed to operate our AI and related robotic functions against damage from telecommunications failure or other catastrophic events, as well as from internal and external cybersecurity breaches, viruses and other disruptive problems. Any damage or failure of our computer systems or network infrastructure that causes an interruption in our operations could have a material adverse effect on our business and subject us or our licensees to litigation or to actions by regulatory authorities.

A party who is able to compromise the security measures on our networks or the security of our infrastructure could, among other things, misappropriate our proprietary information and the personal information of our customers and employees, cause interruptions or malfunctions in our or our licensee's operations, cause delays or interruptions to our ability to operate, cause us to breach our legal, regulatory or contractual obligations, create an inability to access or rely upon critical business records, or cause other disruptions in our operations, including spoilage. These breaches may result from human errors, equipment failure, fraud or malice on the part of employees or third parties.

In the event of a breach resulting in loss of data, such as personally identifiable information or other such data protected by data privacy or other laws, we may be liable for damages, fines and penalties for such losses under applicable regulatory frameworks despite not handling the data. Further, the regulatory framework around data custody, data privacy and breaches varies by jurisdiction and is an evolving area of law. We may not be able to limit our liability or damages in the event of such a loss.

If we or the businesses that operate our kiosks are unable to protect our customers' data, we could be exposed to data loss, litigation, liability and reputational damage. In connection with credit and debit card sales, we and our licensees transmit confidential credit and debit card information. A number of retailers have experienced actual or potential security breaches in which credit and debit card information may have been stolen. Third parties may have the technology or know-how to breach the security of the customer information transmitted in connection with credit and debit card sales, and our and our licensees' security measures and those of our and our licensees' technology vendors may

not effectively prohibit others from obtaining improper access to this information. If a person were able to circumvent these security measures, he or she could destroy or steal valuable information or disrupt our and our licensees' operations. Any security breach could expose us and our licensees to risks of data loss and liability and could seriously disrupt our and our licensees' operations and any resulting negative publicity could significantly harm our reputation. We may also be subject to lawsuits or other proceedings in the future relating to these types of incidents. Proceedings related to theft of credit and debit card information may be brought by payment card providers, banks, and credit unions that issue cards, cardholders (either individually or as part of a class action lawsuit), and federal and state regulators. Any such proceedings could harm our reputation, distract our management team members from running our business and cause us to incur significant unplanned liabilities, losses and expenses.

Risks Related to the Company's Securities

Holders of our Series B Preferred Stock have no ability to impact or otherwise influence corporate decisions of the Company. The Series B Preferred Stock sold in our Regulation A offering and in our Regulation Crowdfunding offering are effectively non-voting. These holders are only able to vote in limited circumstances, including to increase the total number of shares outstanding or or if their shares of Series B Preferred Stock are either voluntarily or automatically converted into shares of Common Stock. However, even then since the company is controlled by its executive officers and directors who will own a majority after this offering as a group, holders of our Series B Preferred Stock have limited ability to impact or otherwise influence corporate decisions. Effectively, under the company's Amended and Restated Certification of Incorporation (the "A&R COI"), Messrs. Jain, Ayalur and Dodd are entitled to elect two directors to the board of directors voting separately as a single class. Further, currently under the company's Amended and Restated Voting Agreement, one of those directors will be the company's CEO.

Holders of the company's Series A and Series A-1 Preferred Stock are entitled to designate their own nominee and vote for that nominee separately as a single class on an as-converted basis. So long as Hone Capital, through its funds, owns 2,500,000 shares of Series A or A-1 Preferred Stock, it is entitled to designate the nominee.

Additionally, so long as 1,500,000 shares of the company's Series Seed 1 and Series Seed 2 Preferred Stock remains outstanding, holders of the company's Series Seed 1 and Series Seed 2 Preferred Stock are entitled to designate their own nominee and vote for that nominee separately as a single class on an as-converted basis. Currently, Eric Benhamou is serving as the Series Seed Director. Mr. Benhamou is also the founder of Benhamou Global Ventures, LLC ("BGV"), where he serves as general partner of the venture fund since January 2003. BGV holds 17.6449% of the company's voting power. For details, including voting power, see "Security Ownership of Management and Certain Security Holders."

Also, under the company's Amended and Restated Voting Agreement and the A&R COI, the fifth board member (the "Non-Affiliate Director") must be mutually acceptable to the directors elected by the Series A and Series A-1 Preferred Stockholders, the Series Seed 1 and Series Seed 2 Preferred Stockholders and the CEO Director, Mr. Jain. When electing the Non-Affiliate Director, Mr. Jain will be voting the remaining outstanding shares of Common Stock not held by him or Messrs. Ayalur and Dodd because he holds a proxy that entitles him to vote those shares.

Under the company's Amended and Restated Investor Rights Agreement, the company cannot undertake certain actions without the affirmative vote of the Series Seed Director, the Series A Preferred Director, and the Non-Affiliate Director. These corporate actions include making loans or guarantees, incurring debt, sell or encumber material technology or intellectual property, or enter into strategic relationships involving payment, contribution or assignment by the company of money or assets greater than $100,000.

The company's A&R COI contains certain "Preferred Stock Protective Provisions" that require the company to obtain the written consent or affirmative vote of the majority of outstanding shares of Voting Preferred Stock separately as a single class in order to engage in certain corporate actions, including liquidate, dissolve or wind-up the company's business and affairs, amend the company's A&R COI, create or authorize additional classes of stock with rights on par with or senior to the Preferred Stock, increase the authorized number of shares of Common Stock or Preferred Stock, or declare dividends.

Finally, holders of our Series Seed 1 and Series Seed 2 Preferred Stock, our Series A and Series A-1 Preferred Stock, and Messrs. Jain, Ayalur and Dodd as "Key Holders" of our Common Stock are subject to a drag-along provision such that if holders of the majority of the outstanding shares of the company's Series Seed 1 and Series Seed 2 Preferred Stock, Series

A and Series A-1 Preferred Stock, and the majority of Common Stock held by the Key Holders vote in favor of certain transactions that have been approved by the Board of Directors, all such holders will still be required to participate in the transaction (or series of transactions), effectively reducing the number of holders that need to approve such transactions in order for it to occur. As owners of non-voting Series B Preferred Stock, you will be required to participate as well. Therefore, these holders, and you holding non-voting Series B Preferred Stock, will be forced to sell your stock in that transaction regardless of whether you believe the transaction is the best or highest value for your shares, and regardless of whether you believe the transaction is in your best interests.

For details, see "Description of Securities" and the sections entitled, "Drag Along Rights" and "Amended and Restated Investor Rights Agreement."

Certain holders of our Voting Preferred Stock have access to more information about the Company than other stockholders. Certain holders of our Voting Preferred Stock have access to information about the company that is not made available to the company's other stockholders pursuant to the company's Investor Rights Agreement. In addition to receiving quarterly unaudited financial statements, these holders are entitled to observe board meeting and will have access to certain materials made available to the board in connection with those meetings. For more information, see "Description of Securities – Investor Rights Agreement – Information and Observer Rights."

Some of our cash assets are subject to a first security interest held by Western Alliance Bank. We have a revolving credit facility with Western Alliance Bank ("WA Loan") that requires the company to maintain $1,430,000 in a cash collateral account, which is a restricted, bank-controlled account. Under the terms of the WA Loan, Western Alliance Bank a first priority interest in the cash collateral account. Notwithstanding the liquidation preferences of the Series B Preferred Stock, Western Alliance Bank would be paid from the funds in the cash collateral account first before holders of our Series B Preferred Stock would be entitled to receive any funds available for distribution in the event of the company's liquidation or dissolution. For details regarding the WA Loan, see "Management's Discussion and Analysis – Material Commitments and Obligations." For details regarding liquidation preferences and other rights carried by our Series B Preferred Stock, see "Description of Securities."

The Company's Amended and Restated Certificate of Incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees. Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law:

- any derivative action or proceeding brought on our behalf;
- any action asserting a breach of fiduciary duty;
- any action asserting a claim against us arising under the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended bylaws; and
- any action asserting a claim against us that is governed by the internal-affairs doctrine.

This provision would not apply to such lawsuits if the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery) or claims for which the Court of Chancery does not have subject matter jurisdiction. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provision of our amended and restated certification of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will

not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder.

This exclusive forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees. If a court were to find our exclusive forum provision in our amended and restated certification of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could seriously harm our business.

There is no current market for our capital stock, so you may not be able to sell your shares. Additionally, our capital stock, including our Series B Preferred Stock, is subject to transfer restrictions. There is no formal marketplace for the resale of the company's capital stock, including our Series B Preferred Stock, and the company currently has no plans to list any of its shares on any over-the-counter (OTC), or similar, exchange. These securities are illiquid and there will not be an official current price for them, as there would be if the company were a publicly-traded company with a listing on a stock exchange. Investors should assume that they may not be able to liquidate their investment for some time, or be able to pledge their shares as collateral. Since the company has not established a trading forum for the Series B Preferred Stock, there will be no easy way to know what the Series B Preferred Stock is "worth" at any time. Moreover, the company may never undergo a liquidity event such as a sale of the company or an IPO. If such a liquidity event does not occur, investor could be left holding their shares until the company runs out of capital and liquidates.

Additionally, our capital stock, including our Series B Preferred Stock, is subject to transfer restrictions under our Bylaws, which requires holders to obtain the company's consent prior to selling, transferring or otherwise disposing or encumbering their shares. Our Bylaws also grant the company the right of first refusal in the event a stockholder seeks to transfer its shares. For details, see "Description of Securities – Bylaws."

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table displays, as of October 31, 2022 the voting securities beneficially owned by (1) any individual director or officer who beneficially owns more than 10% of any class of our capital stock, (2) all executive officers and directors as a group and (3) any other holder who beneficially owns more than 10% of any class of our capital stock:

Title of class	Name and address of beneficial owner (1)	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class (2)(3)
Common Stock	Vipin Jain	3,975,000 shares of Common Stock	1,530,597 shares available under Stock Options (4) 2,049,543 Proxy shares (8)	56.09%
Common Stock	Venkateswaran Ayalur	4,025,000 shares of Common Stock	1,480,597 shares available under Stock Options (4)	41.02%
Common Stock	Directors and Officers as a group	9,140,000 shares of Common Stock	4,241,058 shares available under Stock Options (4) 3,094,672 shares of Series A Preferred Stock 2,487,177 shares of Series Seed Preferred Stock 461,506 shares of Preferred Stock available under warrants (7) 2,049,543 Proxy shares (8)	96.63%

Class	Beneficial Owner	Shares Owned	Right to Acquire	Percent
Preferred Stock (6)	BGV III, L.P. (5) 1600 El Camino Real Suite 280, Menlo Park, CA 94025	2,487,177 shares of Series Seed Preferred Stock	250,000 shares of Series Seed 1 Preferred Stock available under warrant (7)	36.51%
		3,011,781 shares of Series A Preferred Stock	211,506 shares of Series A Preferred Stock available under warrant (7)	
Preferred Stock (6)	Directors and Officers as a group	2,487,177 shares of Series Seed Preferred Stock	461,506 shares of Preferred Stock available under warrants (7)	37.01%
		3,094,672 shares of Series A Preferred Stock		

(1) Unless otherwise indicated, the address for each beneficial owner is c/o 6d bytes Inc., 440 N Wolfe RD M/S 215, Sunnyvale, CA 94085.

(2) Based on 11,939,575 shares of Common Stock and 15,865,516 shares of voting Preferred Stock (which does not include the 4,115,709 shares of Series B Preferred Stock) outstanding.

(3) This calculation is the amount the person owns now, plus the amount that person is entitled to acquire. That amount is then shown as a percentage of the outstanding amount of securities in that class if no other person exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on their current and acquirable ownership, which is why the amounts in this column may not add up to 100% for each class.

(4) Stock Options issued under the company's Amended 2015 Equity Incentive Plan. For details, see plan description below. Does not include stock options granted during fiscal year 2022, which vest over a four-year period commencing with a one-year cliff and 1/48 per month thereafter. For details regarding the stock options granted during 2022, see note 1 to the table in "Compensation of Directors and Executive Officers."

(5) BGV III, L.P. is owned and controlled by Eric Benhamou who serves on the company's board of directors.

(6) Though alll shares of Preferred Stock vote on an as-converted to Common Stock basis, only shares of Series Seed 1 Preferred Stock Series Seed 2 Preferred Stock, Series A Preferred Stock and Series A-1 Preferred STcok are currently

entitled to vote. For details regarding voting rights, including election of directors, dividends, participation rights and other provisions see "Description of Securities – Preferred Stock." The warrants to purchase additional shares of Preferred Stock refer to the specific class available upon exercise per footnote 4 below.

(7) Warrants give the holder the right to purchase 250,000 shares of Series Seed 1Preferred Stock and 211,506 shares of Series A Preferred Stock. The warrants do not entail voting or other stockholder rights. The warrant to purchase the Series Seed 1 Preferred Stock has an exercise price of $0.60 per share, subject to adjustment, and expires June 13, 2024. The warrant to purchase the Series A Preferred Stock has an exercise price of $0.36 per share, subject to adjustment, and expires December 23, 2029.

(8) Mr. Jain has been granted voting authority by proxy to vote 2,049,543 shares of Common Stock sold by the company in two offerings made in reliance on Regulation Crowdfunding in 2021. See also "Recent Offerings of Securities."

Amended 2015 Equity Incentive Plan

The company has an Amended 2015 Equity Incentive Plan (the "Plan") under which employees, directors and consultants may receive awards of incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, and other stock awards at the discretion of the company's board of directors. The exercise price of any stock option or stock appreciate right will be 100% of the fair market value of the Common Stock on the date of grant, and will expire no more than ten years after date of grant. Incentive stock options granted to persons holding 10% or more of the total combined voting power of all classes of the company's stock will have a strike price 110% of the fair market value of the Common Stock on the date of grant and expire five years after the date of grant. The Plan was amended March 10, 2021, to increase options available for issuance to 6,280,943. For more details, see Exhibit 6.4 to this Annual Report.

The following table shows the significant beneficial ownership of our company's voting securities as of October 31, 2022:

Name of Beneficial owner	Amount held	Type of Security	Percent of voting power prior to the Offering (1)
Vipin Jain	6,024,543	Common Stock	21.67% (2)
Venkateswaran Ayalur	4,025,000	Common Stock	14.48%
BGV III, L.P. (Eric Benhamou)	2,487,177	Series Seed Preferred Stock	19.78%
	3,011,781	Series A Preferred Stock	

(1) Based on 11,939,575 shares of Common Stock outstanding and 15,865,516 shares of voting Preferred Stock, which does not include the 4,115,709 shares of Series B Preferred Stock, outstanding.

(2) Includes 2,049,543 shares of Common Stock over which Mr. Jain has voting authority by proxy. These shares were sold in two offerings made by the company in reliance on Regulation Crowdfunding in 2021. For details, see "Recent Offerings of Securities."

RECENT OFFERINGS OF SECURITIES

- Beginning January 18, 2023, the company has been engaged in an offering of its Series B Preferred Stock in reliance on Regulation Crowdfunding under the Securities Act of 1933, as amended ("Regulation CF"). As of February 27, 2023, the company has sold 32,791 shares for approximately $58,474 in gross proceeds.

- Between June 29, 2022, and October 14, 2022, the company sold 1,956,342 shares of Series B Preferred Stock for gross proceeds of $3,698,716 in reliance on Regulation A of the Securities Act of 1933, as amended ("Regulation A"). The proceeds were used to support commercialization of the company's first product.

- Between September 29, 2021, through November 19, 2021, the company sold 1,254,861 shares of Common Stock for gross proceeds of approximately $1,985,055 in reliance on Regulation CF. The proceeds were used to support commercialization of the first product.

- Between April 14, 2021, through August 16, 2021, the company sold 794,682 shares of Common Stock for gross proceeds of approximately $1,353,640 in reliance on Regulation CF. The proceeds were used for research and development for new products with a focus on automation of additional cuisine types, working capital, company employment, and general and administrative expenses.

- Between November 10, 2020, through March 1, 2021, the company sold Crowd Notes for total consideration of $471,270 in reliance on Regulation CF. The proceeds were used for wages and compensation, marketing, research and developments, repayment of debt, and general and administrative expenses.

- Between October 1, 2020, and October 31, 2020, the company sold Convertible Notes for total consideration of $2,050,000 in reliance on Rule 506(b) of Regulation D of the Securities Act. The proceeds were used for commercialization of the first product.

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes important terms of the company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the Amended and Restated Certificate of Incorporation ("A&R COI"), the Bylaws, as amended, copies of which have been filed as exhibits to this Annual Report. For a complete description of the company's Common Stock and classes of Preferred Stock, including Series B Preferred Stock, you should refer to the A&R COI, the Bylaws (as amended), the Subscription Agreement, the Voting Agreement, the Investor Rights Agreement, the Right of First Refusal and Co-Sale Agreement, and applicable provisions of the Delaware General Corporation Law ("DGCL").

As of October 31, 2022 the authorized capital comprises 98,459,094 shares of Common Stock, par value $0.0001 per share, and 33,384,146 shares of Preferred Stock, par value $0.0001 per share. 4,178,535 shares of capital stock have been designated Series Seed 1 Preferred Stock; 2,028,781 shares have been designated Series Seed 2 Preferred Stock; 9,840,988 shares have been designated Series A Preferred Stock; 2,540,369 shares have been designated Series A-1 Preferred Stock; 12,387,387 shares of capital stock have been designated Series B Preferred Stock; 338,777 shares have been designated Series B-1 Preferred Stock; and 2,069,309 shares have been designated Series B-2 Preferred Stock.

As of October 31, 2022, the company had 11,939,575 outstanding shares of Common Stock; 5,957,316 shares of Series Seed 1 and Series Seed 2 Preferred Stock; 9,908,200 shares of Series A and Series A-1 Preferred Stock; and 4,364,406 shares of Series B, Series B-1 and Series B-2 Preferred Stock outstanding (altogether, "the Preferred Stock"). Each share of Preferred Stock is convertible into one (1) shares of Common Stock.

The rights and preferences of the company's Common Stock and each Series of Preferred Stock are described below.

Common Stock

Voting Rights and Proxy

The voting, dividend and liquidation rights of the holders of our Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock described below.

Except as described immediately below, holders of our Common Stock are entitled to one vote for each share of Common Stock held on all matters submitted to a vote of stockholders. Our A&R COI does not provide for cumulative voting, and does not entitle holders of our Common Stock to vote on any amendment to the A&R COI relating to the terms of one or more outstanding Series of Preferred Stock unless otherwise required by law. In addition to any vote of the holders of one or more series of Preferred Stock that may be required, the number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote.

All holders of the company's Common Stock who acquired their shares through the company's previous Regulation Crowdfunding offerings have granted an irrevocable proxy to the company's CEO to (i) vote all securities held of record by the investor (including any shares of the company's capital stock that the investor may acquire in the future), (ii) give and receive notices and communications, (iii) execute any written consent, instrument or document that the CEO determines is necessary or appropriate at the CEO's complete discretion, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy will survive the death, incompetency and disability of an individual investor and, if an investor is an entity, will survive the merger or reorganization of the investor or any other entity holding the shares of Common Stock. The proxy will also be binding upon the heirs, estate, executors, personal representatives, successors and assigns of an investor (including any transferee of the investor). Any transferee of the investor becomes party to the subscription agreement and must agree to be bound by the terms of the proxy. The proxy will terminate upon the earlier of the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Exchange Act covering the Common Stock.

Dividend Rights

Subject to preferences that may be applicable to any then outstanding Series of Preferred Stock, holders of our Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. Before holders of our Common Stock can receive a dividend, we must first obtain the consent of the holders of our Voting Preferred Stock, and the company must first pay a dividend on our Preferred Stock in an amount at least equal to the Non-cumulative Preferred Dividend (defined below) plus the dividend per share of Preferred Stock that would be payable had the Preferred Stock been converted into Common Stock. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this Offering or in the foreseeable future.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of debts and other liabilities and the satisfaction of any liquidation preference granted to holders of Preferred Stock; however if the amount that the holders of a Series of Preferred Stock would receive based on the pro rata percentage of the proceeds calculated based on the number of shares owned by each investor on an "as converted to Common Stock" basis is greater than the then applicable liquidation preference available to a Series of Preferred Stock, the holders of each such Series of Preferred Stock and Common Stock will receive that amount. See below, "Preferred Stock – Right to Receive Liquidation Distributions."

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Preferred Stock and any additional classes of Preferred Stock that we may designate in the future.

Redemption

The Common Stock is not redeemable at the option of the holder.

Preferred Stock

Dividends

The company's A&R COI provides that all holders of the company's Preferred Stock are entitled to non-cumulative dividends (the "Non-cumulative Preferred Dividend) at the annual rate of 8% of the applicable "Original Issue Price" as follows:

- Series Seed 1 Preferred Stock has an Original Issue Price of $0.60 per share
- Series Seed 2 Preferred Stock has an Original Issue Price of $0.78 per share
- Series A Preferred Stock has an Original Issue Price of $1.3002 per share
- Series A-1 Preferred Stock has an Original Issue Price of $0.9257 per share
- Series B Preferred Stock has an Original Issue Price of $2.2108 per share
- Series B-1 Preferred Stock has an Original Issue Price of $1.4172 per share
- Series B-2 Preferred Stock has an Original Issue Price of $1.4739 per share

Before the company can declare and pay a dividend on Common Stock or any class or series convertible into Common Stock (except for Common Stock dividends payable in shares of Common Stock), the company must first pay holders of Preferred Stock a dividend on each outstanding share of Preferred Stock in an amount at least equal the sum of (a) the amount of the Non-cumulative Preferred Dividend and (b) that dividend per share of Preferred Stock on an as-converted basis.

Before the company can declare and pay a dividend on a class or series that is not convertible into Common Stock, the company must first pay holders of Preferred Stock a dividend on each outstanding share of Preferred Stock in an amount at least equal the sum of (a) the amount of the Non-cumulative Preferred Dividend and (b) at a rate per share of Preferred Stock determine by (i) dividing the amount of the dividend by the original issuance price for such class or series of capital stock (subject to standard adjustments) and (ii) multiplying that fraction by an amount equal to the Original Issue Price.

If the company declares or pays a dividend on the same date for more than one class or series of capital stock, the dividend payable to the holders of Preferred Stock shall be calculated based upon the dividend on the class of series of capital stock that would result in the highest Preferred Stock dividend.

Voting Rights

Series B, Series B-1 and Series B-2 Preferred Stock Voting Rights

Holders of our Series B, Series B-1 and Series B-2 Preferred Stock (collectively, the "Series B Preferred Stock") are not entitled holders to voting rights except as required by the DGCL.

Series Seed 1, Series Seed 2, Series A and Series A-1 Voting Rights

Holders of our Series Seed 1, Series Seed 2, Series A and Series A-1 Preferred Stock (collectively, the "Voting Preferred Stock") are entitled to one vote per share on an as-converted basis on any matter presented to stockholders for action or consideration at any meeting, or by written consent in lieu of a meeting. Other than when voting in an election of directors, our A&R COI provides that holders of Voting Preferred Stock shall vote together on an as-converted basis with the holders of Common Stock as a single class, and shall have the same voting rights and powers as the holders of Common Stock, including notice of any stockholder meeting in accordance with the company's Amended Bylaws. Voting in an election of directors is described in detail below, see "Voting in an Election of Directors – A&R COI and Amended and Restated Voting Agreement."

Protective Provisions that Require Approval or Consent of Preferred Stockholders

Our A&R COI requires that, as long as at least 3,200,000 shares of Voting Preferred Stock remain outstanding, the company must obtain the approval or consent of a majority of the holders of our Voting Preferred Stock before it can take certain actions:

- Liquidate, dissolve or wind-up the business, or effect any merger or consolidation other than a deemed liquidation event (e.g., the merger or consolidation, the sale, lease, transfer or other disposition of all or substantially all of the company's assets);
- Amend alter or repeal any provision of our A&R COI or Bylaws in a manner that is adverse to the powers, preferences or rights of the holders of Preferred Stock;
- Create or authorize the creation of a class of securities having rights, preferences or privileges senior to or on parity with the Preferred Stock with respect to the right to receive distributions upon liquidation, dissolution or winding up of the company, the payment of dividends and rights of redemption;
- Increase the number of authorized shares of Common Stock or Preferred Stock;
- Sell, issue, sponsor, create or distribute digital tokens, cryptocurrency or other blockchain-based assets;
- Purchase or redeem or pay or declare any dividend or make a distribution unless it is a dividend or distribution payable on shares of Common Stock in the form of additional shares of Common Stock, repurchases of stock from former employees, officers, directors, consultants, or as otherwise authorized by the A&R COI;
- Create or hold stock of a subsidiary that is not wholly-owned by the company or permit a subsidiary to sell stock, licenses or all or substantially all of the subsidiary's assets;
- Increase or decrease the authorized number of directors on the company's board of directors; and
- Amend or waive any of the above provisions.

Right to Receive Liquidation Distributions

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the company, our A&R COI provides that the holders of shares of Preferred Stock then outstanding shall be entitled to be paid, on a *pari passu* basis, out of the company's assets before any payments will be made to holders of our Common Stock. Similarly, in the event of a **Deemed Liquidation Event**, holders of our Preferred Stock shall be entitled to be paid on a *pari passu* basis out of the consideration payable to stockholders prior to our Common Stockholders receiving any payments. As defined in our A&R COI, each of the following constitutes a **Deemed Liquidation Event** unless the holders of at least a majority of the outstanding shares of Voting Preferred Stock, including a majority of the outstanding shares of Series A Preferred Stock (the "Requisite Holders") elect otherwise: a merger or consolidation (unless the company continues to have a majority or greater voting power after the transaction) or the sale, lease or transfer of substantially all of the company's assets.

In either event, holders of our Preferred Stock will be entitled to the greater of (i) the Original Issue Price plus any Non-cumulative Preferred Dividend declared but unpaid or (ii) such amount per share as they would have been entitled to receive if all shares of Preferred Stock had been converted to Common Stock (the "Preferred Liquidation Amount"). If the amount available for distribution to stockholders is insufficient to pay in full the holders of Preferred Stock, then those holders will share ratably in the distribution in proportion to the amount they would have received if all amounts were paid in full.

Redemption

Holders of our Preferred Stock have a right of redemption if the company does not dissolve within 90 days after a deemed liquidation event. If the available proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the company shall redeem a pro rata basis.

Conversion

Holders of our Preferred Stock have the option to convert their shares to the company's Common Stock at any time and without the payment of additional consideration. The conversion from Preferred Stock to Common Stock shall initially be based on the Original Issue Price (or on a 1-for-1 basis), subject to weighted average anti-dilution provisions.

Provisions of Note in Our Amended Certificate of Incorporation

Forum Selection

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a breach of fiduciary duty; (iii) any action asserting a claim against us arising under the Delaware General Corporation Law; (iv) any action regarding our amended and restated certificate of incorporation or our amended and restated bylaws; or (v) any action asserting a claim against us that is governed by the internal affairs doctrine. This provision would not apply to such lawsuits if the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery) or claims for which the Court of Chancery does not have subject matter jurisdiction.

Provisions of Note in Our Amended Bylaws

Right of First Refusal

Section 46 of our Bylaws grants the company the right of first refusal if any stockholder of any class of securities seeks to transfer its capital stock unless the proposed transaction relates to estate planning or a bona fide pledge or mortgage of shares with a commercial lending institution.

Restrictions on Transfer

Section 36 of our Bylaws requires holders to obtain the company's consent prior to selling, transferring or otherwise disposing or encumbering their shares.

Voting in an Election of Directors under our A&R COI and Amended and Restated Voting Agreement

In addition to the voting rights of our Voting Preferred Stock under the company's A&R COI (discussed above), holders of our Voting Preferred Stock are also subject to the company's Amended and Restated Voting Agreement (the "Voting Agreement"). Our executive officers, Messrs. Jain, Ayalur and Dodd are also subject to the Voting Agreement as "Key Holders" of our Common Stock.

Under the terms of the Voting Agreement:

Election and Removal of Directors

All holders of Voting Preferred Stock agree to vote their shares as necessary to ensure that:

- Holders of Series Seed 1 and Series Seed 2 Preferred Stock shall be entitled to elect one director voting together as a single class on an as-converted basis (the "**Series Seed Director**");

    o   As long as 1,500,000 shares of Series Seed 1 and Series Seed 2 Preferred Stock remain outstanding, those holders agree to vote, or cause to be voted, all their shares such that the nominee designated by the holders of a majority of the Series Seed Preferred Stock, which initially shall be Eric Benhamou, shall be elected to serve as the Series Seed Director.

- Holders of Series A and Series A-1 Preferred Stock shall be entitled to elect one director voting together as a single class on an as-converted basis (the "**Series A Director**");

    o   As long as Hone Venture Fund II, L.P., HCI 6D LLC and HCI 6D Individuals LLC (collectively, "Hone Capital") continues to beneficially own in the aggregate 2,500,000 shares of Series A Preferred Stock or Series A-1 Preferred Stock, Hone Capital shall be entitled to designate one nominee to serve as the Series A Preferred Director, which initially shall be Veronica Wu. In the event Hone Capital no longer holds the requisite amount of Series A or Series A-1 Preferred Stock, then the holders of a majority of the Series A Preferred Stock will designate one person voting together as a single class on an as-converted basis.

- Key Holders of our Common Stock (defined above) who also serve as officers, employees or consultants of the company shall be entitled to designate one person based on a majority vote of the Common Stock held by the

Key Holders, voting together as a single class which person will be called the "**Common Director**." This individual shall initially be Venkateswaran Ayalur;

- The company's CEO, which shall initially be Vipin Jain, shall serve as "**CEO Director**." However, in the event the CEO Director no longer serves as CEO, each of the Key Holders agrees to vote their shares to remove the CEO from the board of directors if such person has not resigned as a member of the board and to elect the new CEO as the new CEO Director.

- Holders of our Voting Preferred Stock and Key Holders of our Common Stock shall be entitled to elect the balance of directors needed to fill the remaining board seats voting together as a single class on an as-converted basis.

   o Holders of our Voting Preferred Stock and the Key Holders agree that the remaining board seat shall be filled with an individual not affiliated with the company and that is mutually acceptable to the Series Seed Director, the Series A Director and CEO Director.

- Each Key Holder and Preferred Stockholder agrees to vote their shares, or cause their shares to be voted, such that:

   o Board members shall only be removed for cause unless such removal is directed or approved by the affirmative vote of the person entitled to designate that director, or unless the person originally entitled to designate or approve such director or occupy such board seat is no longer entitled to designate or approve such director or occupy such board seat;

   o Vacancies on the board shall be filled as agreed to above;

   o Upon the request of any party entitled to designate a director or as provided by the voting provisions above to remove such director, such director shall be removed.

- As long as Key Holders and Voting Preferred Stockholders are entitled to cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against his or her removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board.

Increase Authorized Common Stock

Key Holders and Preferred Stockholders agree to vote, or cause to be voted, all of their shares to increase the number of authorized shares of Common Stock to ensure there will be sufficient shares of Common Stock available for conversion of all of the shares of Preferred Stock outstanding at any given time.

Drag-along Right

In the event the holders of a majority of the outstanding shares of Voting Preferred Stock, including a majority of the shares of Series A Preferred Stock (the "Selling Investors"), and the majority of the outstanding shares of Common Stock held by the Key Holders (excluding shares of Common Stock issued or issuable upon conversion of the Preferred Stock) (the "Electing Holders") approve a sale of the company, then each Voting Preferred Stockholder and the company agree:

- To vote all shares in favor of the sale of the company, and to vote in opposition to any and all other proposals;
- If the proposed transaction is a sale of stock, then agree to sell the same proportion of shares of capital stock of the company beneficially held by such Stockholder as is being sold by the Selling Investors;
- To refrain from exercising any dissenters' rights or rights of appraisal under applicable law, or asserting any claim challenging the sale or alleging breach of fiduciary duty of the Selling Investors.
- In the event the consideration to be paid in exchange for the shares includes any securities such that registration or qualification of the securities or a person as a broker or dealer or agent, then the company may cause to be paid to any such Stockholder an amount in cash equal to the fair value (as determined in good faith by the board) of such securities.
- In the event the Selling Investors appoint a stockholder representative, the Stockholders agree to consent to the

appointment of the stockholder representative, the establishment of escrow, expense or similar fund as needed, and the payment of the pro rara portion of such Stockholders' reasonable fees and expenses in connection with the sale of the company, and not to assert any claim or suit against the stockholder representative absent fraud, bad faith, gross negligence or willful misconduct.

- A sale of the company means a transaction or series of related transactions in which more than 50% of the company's outstanding voting power is acquired or a transaction that qualifies as a "Deemed Liquidation Event" (defined above in "Preferred Stock – Right to Receive Liquidation Distributions").

Amendment, Waiver or Termination of Agreement

This Agreement may be amended, modified or terminated or certain terms waived by written instrument executed by the company, the Key Holders and the holders of a majority of the outstanding shares of Voting Preferred Stock. Provisions impacting the election of directors or any other provision that applies specifically to a certain class of stockholders must be approved by a majority of that class of securities.

For more details, see Exhibit 5 to the Offering Statement of which this Offering Circular forms a part.

Amended and Restated Investor Rights Agreement

The company and the holders of the Voting Preferred Stock are subject to our Amended and Restated Investor Rights Agreement ("Investor Rights Agreement"), dated November 4, 2019. Under the terms of this agreement,

Demand Registration Rights

- Holders of at least 50% of the outstanding shares of Voting Preferred Stock may demand that the company file a registration statement on Form S-1 covering the sale of at least 40% of the Common Stock issued or issuable upon conversion of the Voting Preferred Stock with an anticipated aggregate offering price, net of selling expenses, of at least $10 million. This right commences the earlier of i) four years after the date of the Investor Rights Agreement or ii) 180 days after the effective date of the company's IPO.

- Holders of at least 20% of the outstanding shares of Voting Preferred Stock may demand that the company file a Form S-3 registration statement covering the sale of at least $3 million in the aggregate of the Common Stock issued or issuable upon conversion of the Voting Preferred Stock once the company is eligible to use such form.

- The company's CEO may defer taking action in response such requests in good faith provide it would be harmful to the company by materially interfering with a material acquisition, reorganization or similar transaction, require premature disclosure of material information or render the company unable to comply with the Securities Act or Securities Exchange Act.

Information and Observer Rights

Holders of at least 1,000,000 shares of Voting Preferred Stock, or Common Stock issued upon conversion of Voting Preferred Stock ("Major Investors"), will receive the following information from the company under this agreement:

- Financial statements, including balance sheet, income statement, a statement of stockholders' equity and cash flow statement within 120 days of the company's fiscal year end;

- Unaudited statements of income and cash flows for the first three fiscal quarter of each fiscal year, delivered within 45 days after the end of each quarter;

- If requested, a statement showing sufficient information regarding the company's outstanding securities to allow the Voting Preferred Stockholder to calculate their respective percentage equity ownership on a fully diluted basis, certified by the CFO and CEO and delivered within 45 days after the end of each of the first three quarters. This request is limited to once per each such quarter;

- At least 30 days before the end of the fiscal year, the company will deliver a budget and business plan for the

next fiscal year prepared on a monthly basis including balance sheets, income statements and statements of cash flows for such months and any other budgets or revised budgets prepared by the company;

- This right to information terminates 60 days prior to the company filing a registration statement with the SEC;

- Ability to visit the company and inspect its properties, examine its books and records, and discuss the company's affairs with its officers with the exception of trade secrets or other confidential information;

- A representative of BGV III L.P. or its affiliates shall be invited to attend all meetings of the board of directors in a nonvoting observer capacity, including receiving copies of all notices, minutes, consents and other materials provide to the directors. Such representative is required to hold in confidence and trust and to act in a fiduciary manner with respect to such information. company is entitled to withhold information subject to attorney-client privilege, confidentiality, conflict of interest or disclosure of trade secrets.

Right to Future Stock Issuances

If the company proposes to offer or sell any new equity securities, or securities convertible into equity securities, holders of at least 1,000,000 shares of Voting Preferred Stock, or Common Stock issued upon conversion of Voting Preferred Stock ("Major Investor"), shall be entitled to purchase at the same price and terms as applicable to the proposed offering, up to that portion of such equity securities that equals the portion of the total Common Stock of the company then outstanding (assuming full conversion and/or exercise of all Voting Preferred Stock and any other Derivative Securities then outstanding).

If less than all equity securities that would be available for sale to Major Investors are subscribed after 20 days, the remaining equity securities then become available for purchase by the Major Investors who chose to exercise this right.

Matters Requiring Investor Director Approval

As long as the holders of Voting Preferred Stock are entitled to elect at least one Series Preferred Director, the company agrees that it shall not, without approval of the board of directors, which must include the affirmative vote of at least a majority of the Non-Common Directors then serving on the board:

- Make any loan or advance to, or own any stock or other securities of, any subsidiary or other corporation, partnership or other entity unless wholly owned by the company;

- Make any loan or advance to any person, including employees or directors of the company unless in the ordinary course of business;

- Guarantee any indebtedness except for trade accounts of the company arising in the ordinary course of business;

- Incur aggregate indebtedness in excess of $50,000 if not included in a budget approved by the board;

- Enter into or be a party to any transaction with any director, officer, or employee including, without limitation, any "management bonus" or similar plan providing payments to employees in connection with a Deemed Liquidation Event as defined in the company's A&R COI;

- Hire, terminate or change the compensation of executive officers, including approval of option grants or stock awards;

- Change the principal place of business, enter new lines of business or exit the current line of business;

- Sell, assign, license, pledge or encumber material technology or intellectual property other than licenses sold in the ordinary course of business; and

- Enter into any corporate strategic relationship involving the payment, contribution or assignment by the company or to the company of money or assets greater than $100,000.

Right of First Refusal and Co-Sale

Messrs. Jain, Ayalur or Dodd (the "Key Holders") grant to the company a right of first refusal in the event such Key Holder proposes to transfer shares of the company's capital stock at the same price and on the same terms as the proposed transfer. The Key Holders grant a secondary right of refusal to the Preferred Stockholders who are a party to this agreement.

If any capital stock proposed to be transferred by a Key Holder is not purchased pursuant to the company's right of first refusal or Preferred Stockholders' secondary right of refusal, and is then sold, each respective Preferred Stockholder may elect to exercise its right of co-sale and participate on a pro rata basis in such sale.

Convertible Securities

Warrants

Series Seed Warrant

The company's Series Seed Warrant was issued to BGV III, L.P., which is owned and controlled by Eric Benhamou who sits on our board of directors, on June 13, 2017, in connection with the sale of our Series Seed Preferred Stock. The warrant is exercisable for 250,000 shares of Series Seed Preferred Stock at an exercise price of $0.60 per share, and expires June 13, 2024.

Series A Warrant

Issued October 31, 2020, in connection with the sale of our Series A Preferred Stock, our Series A Warrant entitles holders to acquire additional shares of Series A Preferred Stock at an exercise price of $0.01 per share. The Series A Warrants expire October 31, 2025. As of April 2, 2022, 784,497 Series A Warrants were outstanding.

Warrants issued to Silicon Valley Bank

In connection with the company's loan from Silicon Valley Bank, the company issued two warrants to Silicon Valley Bank. Although the loan has been paid in full, the warrants remain outstanding. In June 2018, the Company issued a warrant to purchase 32, 174 shares of Common Stock at an exercise price of $0.21 per share, which expires June 2028. On December 23, 2019, the company issued a warrant to purchase 38,456 shares of Common Stock at an exercise price of $0.36 per share, which expires December 23, 2029.

Focus Brands Warrant

In connection with our sale of Series B SAFE Notes, Focus Brands also received a warrant to purchase 414,201 shares of the company's Common Stock at an exercise price of $1.69 per share. The warrant becomes exercisable in three tranches based on the company's achievement of Phase 2, Phase 3 and Phase 4 under the terms of the company's Jamba Agreement, and expires June 7, 2026.

What it means to be a minority holder

As an investor in Common Stock of the company, you will not have any rights in regard to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties.

DILUTION

Dilution means a reduction in value, control, or earnings of the shares the investor owns. When a company is created and seeks investment from outside investors, like you, the price paid per share of stock can vary.

Another important way of looking at dilution is the dilution that happens due to our future actions. The investor's stake in a company could be diluted due to our issuing additional shares. In other words, when we issue more shares, the percentage of the company that you own will go down, even though our value and your shareholding may go up—you own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another financing round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and will experience control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings back into the company).

The type of dilution that hurts early-stage investors most occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2019, Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2020, the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth $26,660.

If you are making an investment expecting to own a certain percentage of Blendid or expecting each share to hold a certain amount of value, it is important to realize how dilution can make drastic changes to the value of each share, ownership percentage, voting control and earnings per share.

VALUATION

We set the valuation based on internal analyses, including the performance and price of previous rounds, the subsequent growth and development of our community, and the early performance of our first projects, along with discussions with third parties including our lawyers, advisors, seed investors, and venture capitalists with whom our co-founders have worked in the past. Our goal was to establish a valuation that is fair to all parties, while keeping it attractive to new investors. We believe that giving what we consider the best possible terms to new investors will accelerate the growth of the company and increase the long-term engagement of these investors as the company grows. Finally, when setting our valuation, we also looked at our long-term fundraising goal (uniting 1 million fans as shareholders of Legion M) and the likely funding scenarios that would allow us to achieve that.

RESTRICTIONS ON TRANSFER OF THE REGULATION CF SECURITIES

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father- in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this Offering. The interim financial statements included in this filing are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make the interim financial statements not misleading have been included.

Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

6d bytes inc. was incorporated in the State of Delaware on November 16, 2015 and was registered to do business in California. Blendid builds robotic and artificial intelligence-enabled food automation solutions. The company's first product, a fully autonomous robotic kiosk, makes fresh smoothies on-demand. Our smoothies are customizable to individual taste and nutrition preferences. Currently, our kiosks are deployed in college cafeterias, shopping mall and supermarkets. We operate both branded food service locations and license our robotic solutions to other foodservice operators.

Blendid first began generating revenue in the second quarter of 2018. As a result of COVID-19 and the resulting shutdown of college campuses where our kiosks were located, the company pivoted its target segment away from colleges to supermarkets, and launched a Blendid kiosk at Walmart in Fremont in October 2020 and a co-branded Jamba by Blendid kiosk in Dixon, CA in December 2020. Since then, we have focused our efforts on the sale and licensing of our robotic kiosks, which has become our primary source of revenue.

The company's primary source of revenue is the sale of its robotic kiosks and receiving service fees. A secondary source of revenue is sale of blended drinks in locations operated by the company.

Our cost of goods includes material and labor cost involved in manufacturing our kiosks when we sell our kiosks to customers. In Blendid operated locations, our cost of goods includes the cost of raw ingredients and supplies needed to make smoothies.

Our financial statements were prepared on a going concern basis. Since inception the company has incurred losses and has relied on securing loans and funding from investors. The company has cash available on hand and believes that this cash will be sufficient to fund operations and meet its obligations as they come due within one year from the date these financial statements are issued. In the event that the company does not achieve revenue anticipated in its current operating plan, management has the ability and commitment to reduce operating expenses as necessary. The company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations.

Results of Operations for Fiscal Years Ending October 31, 2022 and 2021

Revenues

The company saw an increase in net revenues to $1,014,634 for fiscal year ended October 31, 2022 ("FYE 2022") from $276,270 for fiscal year ended October 31, 2021 ("FYE 2021"). We attribute this 267% growth in revenue primarily to deployment of more branded and licensed locations that resulted in improvement in revenue from food sales and sales of the kiosks.

Recognition of Revenue

Our primary source of revenue is the sale of our robotic kiosks and receiving service fees. Our secondary source of revenue comes from the sale of blended drinks in locations operated by the company. Once a kiosk is delivered or upon the sale of our blended drinks, the company immediately recognizes revenue. In FYE 2021, we recorded $1,000,000 of deferred revenue relating to our agreement with a customer to deliver ten (10) kiosks. For FYE 2022, deferred revenue decreased to $400,000 because we delivered 6 of the 10 kiosks pursuant to that agreement. The company will recognize revenue and cost of goods sold upon the delivery of each kiosk. See Note 2 to the company's Financial Statements

Cost of Revenues

Our cost of goods sold increased 292% to $745,646 for FYE 2022 compared to $190,339 for FYE 2021 as a result of increase in number of shipped and deployed kiosks and corresponding increase in food costs and cost of goods involved in manufacturing our kiosks.

Operating Expenses

Our total operating expense increased to $4,226,611 for FYE 2022 from $3,823,291 for FYE 2021, the increase was primarily due to:

- A $132,680 increase in general and administrative expenses primarily related to occupancy expenses as COVID-related rent concession went away.
- A $377,200 increase in research and development expenses primarily related to engineering work associated with product improvement to support build out of kiosks at scale.
- A $181,201 decrease in sales and marketing expenses primarily related to company executing these functions more efficiently.

Other Income (Expenses)

Other Income (Expenses) consists of interest income (expense), net other income (expense), loss on termination of lease and depreciation. Interest expense decreased to $97,040 for FYE 2022 from $244,656 for FYE 2021 as convertible notes converted into Preferred Stock during FYE 2022 reducing the amount of accrued interest. Other income decreased to $114,225 for FYE 2022 from $1,154,332 for FYE 2021 as during FYE 2021, the company had PPP loans that were forgiven as a one-time event. Expense related to depreciation decreased to $559,708 for FYE 2022 from $877,919 for FYE 2021 as a number of fixed assets became fully depreciated during FYE 2022.

Net Loss

As a result of the foregoing, net loss decreased to $4,500,146 for FYE 2021 from $3,801,169 for FYE 2021.

Significant Concentrations

For fiscal year 2022, Jamba commercial agreement represented 83% of the revenue. For fiscal year 2021, 45% of revenue came from two product and one service customer.

Liquidity and Capital Resources

We may seek to raise any necessary additional funds through equity or debt financings, including our current Regulation Crowdfunding offering or other sources which may be dilutive to existing stockholders. If we are unable to secure financing on commercially reasonable terms, if at all, our business, financial position, results of operations and cash flows may be materially and adversely impacted.

Between June 29, 2022, and October 14, 2022, the company sold 1,956,342 shares of Series B Preferred Stock in our offering under Regulation A for net proceeds of $3,698,716.

As at FYE 2022, the company had $3,081,722 cash and cash equivalents on hand. We also recognized $1,014,634 in net revenue. See also "Recognition of Revenue," above. To date, the company has not made any profits. The company's primary source of capital to date has been obtained through offerings of its securities.

As at FYE 2022, the company had total current liabilities of $2,352,204. Of that amount, accounts and credit cards payable were $483,712 compared with $131,789 as at FYE 2021. The company also had $1,204,363 notes payable as at FYE 2022 comprising our loan with Western Alliance Bank used to pay the balance of our debt with Silicon Valley Bank. For details, see below "Material Commitments and Liabilities."

On October 31, 2020, the company issued Series 2020A Convertible Notes and Warrants to purchase Series A Preferred Stock for total consideration of $2,050,000 plus $123,000 in interest. As of October 31, 2021, the balance of the Series 2020A Convertible Notes was $2,150,001, net of $22,998.98 in costs related to the debt issuance. On February 16, 2022, the Series 2020A Convertible Notes converted into 1,699,261 shares of Series A Preferred Stock. As of October 31, 2022, 3,846 of the Series 2020A Warrants have been exercised, leaving 784,497 outstanding. For detail regarding the Series A Warrants, see "Description of Securities."

Messrs. Jain, Ayalur and Dodd each purchased a Promissory Note from the company for total consideration of $105,567. The Promissory Notes have an annual interest rate of 6%, and have accrued $40,644 total interest as of October 31, 2022.

Beginning January 18, 2023, the company has been engaged in an offering of its Series B Preferred Stock in reliance on Regulation Crowdfunding under the Securities Act of 1933, as amended ("Regulation CF"). As of February 27, 2023, the company has sold 32,791 shares for approximately $58,474 in gross proceeds. There is approximately $71,323 in escrow which may be disbursed to the company assuming all submitted subscription agreements are accepted and cleared.

Issuance of SAFEs

Between June 2021 and July 2021, the company entered into simple agreements for future equity ("Series B SAFE Notes") under Regulation D, including warrants (together the "Series B SAFE and Warrant offering") in the purchase amount of $3,050,000. Of that amount, Focus Brands, parent of Jamba, invested $2,000,000 for the purpose of supporting and expanding the "Jamba by Blendid" product. The Series B SAFE Notes do not bear interest and have no maturity date. The Series B SAFE Notes contain a conversion provision that will be triggered by this Offering. As of October 31, 2022, the Series B SAFE Notes converted into a number of shares of Series B Preferred Stock equal to the purchase amount divided by $1.47392 or a total of 2,069,309 shares of Series B Preferred Stock.

Between November 12, 2020 and March 11, 2021, the company entered into simple agreements for future equity ("Crowd Notes") in the amount of $471,270 under Regulation CF ("Crowd Note Offering"). The Crowd Notes do not bear interest and have no maturity date. The Crowd Notes contain a conversion provision that will be triggered by this Offering. As of October 31, 2022, the Crowd Notes converted into a number of shares of Series B Preferred Stock equal to the purchase amount divided by $1.41723 or a total of 338,755 shares of Series B Preferred Stock.

Material Commitments and Liabilities

On July 15, 2021, the company entered into the Loan and Security Agreement with Western Alliance Bank ("WA Loan") to repay a loan to Silicon Valley Bank. The WA Loan serves as a revolving credit facility that provides the company up to $1,500,000 in credit. This line of credit was used to repay the Silicon Valley Bank loan on July 8, 2021. The WA Loan carries a floating interest rate that matches the Prime Rate and a maturity date of July 15, 2023. The WA Loan also requires the company to maintain a cash collateral bank account, which functions as a restricted bank-controlled account, and gives Western Alliance Bank a first priority interest in that account. During the term of the WA Loan, the company must keep funds in the cash collateral account in the amount of $1,430,000 or 110% of the amount due under the WA Loan. As of October 31, 2022, the amount due on the WA Loan was $1,204,363. The loan matures on July 15, 2023.

As of January 4, 2021, the company's headquarters are located in Sunnyvale, California, under a lease with Plug & Play for monthly rental payments of $9,850.00 for the period from April 1, 2021 through January 31, 2022, at which time the rent returned to $20,200 per month. The lease is a month-to-month contract with no long-term obligation. Previously in 2020, the company and Plug & Play had agreed to a rent concession for the Sunnyvale location for $0 rent for October 2020 through December 2020.

Trend Information

The company has been scaling up deployments in 2023 and beyond nationwide. Capital raised in the future will support these goals and enable acceleration of our planned efforts to build additional products to serve adjacent markets. We also intend to expand into automation of other cuisines. To date we have deployed 8 kiosks.

We are seeing increasing demand for our kiosks and related AI technology in the current environment. We believe that COVID-19 has created additional pressures on the food service industry that include the demand for automated and contactless, ordering, assembly and delivery. We believe the company's technology places us in a position to meet the public's demands in the Quick Service Restaurant food space.

REGULATORY INFORMATION

Ongoing Reporting

The company is currently compliant in filing its annual reports; however, the company was late filing its annual reports on Form C-AR for the fiscal years 2020 and 2021 under Regulation Crowdfunding. The company's annual reports are available at www.blendid.com/annualreports

Disqualification

No disqualifying events have been recorded with respect to the company or its officers or directors.

Regulation A Filings

The company also makes filings under Regulation A under the Securities Act. You can find those filings, including exhibits such as corporate documents and material contracts, at www.sec.gov.

FINANCIAL STATEMENTS OF 6D BYTES INC. DBA BLENDID

6D BYTES INC.

d/b/a BLENDID

(a Delaware corporation)

Financial Statements for the calendar years ended

October 31, 2022 and 2021



INDEPENDENT AUDITOR'S REPORT

February 28, 2023

To: Board of Directors, 6D BYTES INC.
         Attn: Vipin Jain

Re: 2022 and 2021 Financial Statement Audit

We have audited the accompanying consolidated financial statements of 6D BYTES INC. doing business as Blendid (a corporation organized in Delaware) (the "Company"), which comprise the balance sheets as of October 31, 2022 and 2021, and the related statements of income, shareholders' equity, and cash flows for the fiscal years ended October 31, 2022 and 2021, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of October 31, 2022 and 2021, and the results of its operations, shareholders' equity and its cash flows for the fiscal year periods ended October 31, 2022 and 2021 in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

 IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, Colorado

February 28, 2023

6D BYTES INC.
BALANCE SHEET
As of October 31, 2022 and 2021
See Independent Auditor's Report and Notes to the Financial Statements

ASSETS		FYE2022		FYE2021
Current Assets				
Cash and cash equivalents	$	3,081,722	$	3,745,059
Accounts receivable		287,524		202,366
Inventory		441,762		599,445
Other current assets		18,031		110,958
Total current assets		3,829,039		4,657,828
Fixed assets, net of accumulated depreciation		134,957		658,065
Security deposits		0		15,000
Total Assets	$	**3,963,996**	$	**5,330,893**
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current Liabilities				
Accounts and credit cards payable	$	483,712	$	131,789
Accrued expenses		264,129		425,364
Deferred revenue		400,000		1,009,524
Notes payable – current portion		1,204,363		1,201,013
Total Current Liabilities		2,352,204		2,767,690
Notes payable – long-term portion		105,567		105,567
Convertible note payable		0		2,150,001
SAFE notes		0		3,500,845
Total Liabilities		2,457,771		8,524,103
SHAREHOLDERS' EQUITY				
Common Stock (98,459,094 shares of $0.0001 authorized, 11,939,575 and 11,137,692 shares issued and outstanding as of October 31, 2022 and 2021)		1,194		1,114
Preferred Stock (33,384,146 shares of $.0001 par value, 19,981,225 and 14,166,255 shares issued and outstanding as of October 31, 2022 and 2021)		22,860,842		13,476,368
Additional paid-in capital		3,480,486		2,008,404
Syndication and offering costs		(2,392,209)		(735,154)
Retained earnings		(22,444,088)		(17,943,942)
Total Shareholders' Equity		1,506,225		(3,193,210)
Total Liabilities and Shareholder's Equity	$	**3,963,996**	$	**5,330,893**


6D BYTES INC.
STATEMENT OF OPERATIONS
For Years Ended October 31, 2022 and 2021
See Independent Auditor's Report and Notes to the Financial Statements


	FYE 2022	FYE 2021
Revenues, net	$ 1,014,634	$ 276,270
Less: Cost of goods sold	745,646	190,339
Gross profit	268,988	85,931
Operating expenses		
General and administrative	1,022,219	892,185
Research and development	2,371,155	2,134,095
Sales and marketing	833,237	797,011
Total operating expenses	4,226,611	3,823,291
Net Operating Income (Loss)	(3,957,623)	(3,737,360)
Interest income (expense), net	(97,040)	(244,656)
Other income (expense)	114,225	1,154,332
(Loss) on termination of lease	0	(91,516)
Depreciation (expense)	(559,708)	(877,919)
Tax (provision) benefit	0	(4,050)
Net Income (Loss)	$ (4,500,146)	$ (3,801,169)
Basic earnings per share	(0.18)	(0.15)
Diluted earnings per share	(0.18)	(0.15)

6D BYTES INC.
STATEMENT OF SHAREHOLDERS' EQUITY
For Years Ended October 31, 2022 and 2021
See Independent Auditor's Report and Notes to the Financial Statements

	Common Stock		Preferred Stock		Additional Paid-In Capital	Syndication Fees	Retained Deficit	Total Shareholders' Equity
	# of shares	$	# of shares	$				
Balance as of November 1, 2020	**8,060,000**	**$ 806**	**14,162,409**	**$ 13,476,330**	**$ 29,159**	**$ (106,560)**	**$ (14,142,773)**	**$ (743,038)**
Issuance of common stock	3,077,692	308			1,979,245	(628,594)		1,350,959
Exercise of preferred warrant			3,846	38				38
Net income (loss)							(3,801,169)	(3,801,169)
Balance as of October 31, 2021	**11,137,692**	**$ 1,114**	**14,166,255**	**$ 13,476,368**	**$ 2,008,404**	**$ (735,154)**	**$ (17,943,942)**	**$ (3,193,210)**
Issuance of and conversion to common and preferred stock	801,883	80	5,814,970	9,384,474	1,472,082	(1,657,055)		9,199,620
Net income (loss)							(4,500,146)	(4,500,146)
Balance as of October 31, 2022	**11,939,575**	**$ 1,194**	**19,981,225**	**$ 22,860,842**	**$ 3,480,486**	**$ (2,392,209)**	**$ (22,444,088)**	**$ 1,506,225**

	FYE 2022	FYE 2021
Operating Activities		
Net Income (Loss)	$ (4,500,146)	$ (3,801,169)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Add: depreciation	569,232	877,919
Changes in operating asset and liabilities:		
Sale of fixed asset	0	24,178
Loss on termination of lease	0	91,516
(Increase) Decrease in accounts receivable	(85,158)	(196,656)
(Increase) Decrease in inventory	157,683	(593,014)
(Increase) Decrease in other current assets	92,927	(81,865)
(Increase) Decrease in security deposits	15,000	29,417
Increase (Decrease) in accounts payable	351,923	88,864
Increase (Decrease) in deferred revenue	(609,524)	1,066,666
Increase (Decrease) in accrued expenses	(161,235)	304,684
Net cash used in operating activities	(4,169,298)	(2,189,460)
Investing Activities		
Purchase of fixed assets	(46,124)	(115,886)
Net cash used in investing activities	(46,124)	(115,886)
Financing Activities		
Proceeds of notes	3,350	2,426,133
Proceeds from issuance of stock and warrants	5,205,790	1,979,591
Payments of issuance costs associated with offering	(1,657,055)	(628,594)
Proceeds from financing activities	3,552,085	3,777,130
Net change in cash and cash equivalents	(663,337)	1,471,784
Cash and cash equivalents at beginning of period	3,745,059	2,273,275
Cash and cash equivalents at end of period	$ 3,081,722	$ 3,745,059

NOTE 1 – NATURE OF OPERATIONS

6d bytes, Inc. (the "Company") was formed under the laws of the state of Delaware on November 16, 2015. The Company is headquartered with office space in Sunnyvale, California. The Company does business as BLENDID.

The Company builds robotic food automation solutions under the brand name Blendid. Blendid kiosks are autonomous, contactless, food robotics kiosks that use advanced technology including robotics, machine vision, and artificial intelligence, to prepare and serve food. The Company's first concept uses this technology to prepare smoothies, which are referred to as Blends. Blendid kiosks are currently available in several locations in California and Georgia and will soon be available nationwide.

Since inception, the Company has incurred losses and has relied on securing loans and funding from investors. The Company has cash available on hand and believes that this cash will be sufficient to fund operations and meet its obligations as they come due within one year from the date these financial statements are issued. In the event that the Company does not achieve revenue anticipated in its current operating plan, management has the ability and commitment to reduce operating expenses as necessary. The Company's long-term success is dependent upon its ability to successfully raise additional capital, market its existing services, increase revenues, and, ultimately, to achieve profitable operations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of October 31, 2022 and 2021, the Company had $3,081,722 and $3,745,059 of cash on hand, respectively.

Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of various payments that the Company made in advance for goods or services to be received in the future, which mainly consist of software-as-a-service subscriptions, prepaid rent and health benefits requiring up-front payments. The Company has a minimum expense amount of $1,000 in order to capitalize as a prepaid asset versus expense in the current reporting period.

Inventory

Inventories are stated at the lower of cost or market. The company periodically reviews the value of items in inventory and provides write-downs or write-offs of inventory based on its assessment of market conditions. Write-downs and write-offs are charged to cost of goods sold. In the current fiscal year, the company did not experience any write-downs or write-offs.

Fixed Assets

Fixed assets are stated at acquisition cost, net of accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Expenditures for maintenance and repairs are charged to operations as incurred. When furniture and equipment are retired or otherwise disposed of, the cost and related accumulated depreciation is removed from the accounts and any resulting gain or loss is reflected in income for the period. The Company has a minimum expense amount of $1,000 in order to capitalize as a fixed asset versus expense in the current reporting period.

Depreciation on property and equipment is calculated using the straight-line method over the estimated useful lives of the assets. The estimated useful life of property, plant, and equipment are:

Furniture and Fixtures	5 Years
Computers	3 Years

Other assets consist of Intellectual Property, Domain Name, Organizational & Start-up Cost and Kiosk Assets. Kiosk assets are built and portable to be placed in a store front. They are depreciated over 3 years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the

manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

	Balance at November 1, 2021	Additions	Disposals	Depreciation	Balance at October 31, 2021
Domain Name	$ 10,000				$ 10,000
Other Intangibles	79,968				79,968
Kiosk Assets	555,259	42,902		559,826	38,335
Computers & Equipment	12,838	3,222		9,406	6,654
Total	$ 658,065	46,124		569,232	$ 134,957

During the fiscal year ended October 31, 2021, the Company terminated its lease and ceased the concept store buildout. The company incurred a onetime loss related to the disposal in the amount of $91,516 during this fiscal year.

During the fiscal year ended October 31, 2021, the Company sold a fixed asset kiosk to a customer for $100,000, of which $50,000 has been received. The Company booked a disposal amount related to that fixed asset of $24,178 to cost of goods sold. The remaining $50,000 was received or invoiced during the fiscal year ending October 31, 2022.

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition
Sales Income - During 2019, the company adapted the provision of ASU 2014-09 Revenue from Contracts with Customers ("ASC 606").

ASC 606 provides a five-step model for recognizing revenue from contracts:

- Identify the contract with the customer
- Identify the performance obligations within the contract
- Determine the transaction price
- Allocate the transaction price to the performance obligations
- Recognize revenue when (or as) the performance obligations are satisfied

The Company's primary source of revenue is the sale of its robotic kiosks and receiving service fees. A secondary source of revenue is sale of blended drinks in locations operated by the company. The company recognizes revenue from sale of its robotic kiosks upon delivery and immediately with the sale of blended drinks. The deferred revenue of $1,000,000 recorded as of October 31, 2021 relates to an agreement with a customer to deliver ten (10) kiosks. The Company will recognize revenue and cost of goods sold upon the delivery of each kiosk.

Inventories
The Company maintains inventory for sale to customers. The Company values inventory at cost (subject to any accruals obsolescence, spoilage, or other loss) on a first-in, first-out basis. As of October 31, 2022 and 2021, the Company had $441,762 and $599,445 of inventory, respectively.

Advertising
The Company expenses advertising costs as they are incurred.

NOTE 3 – INCOME TAX PROVISION

The Company is taxed as a corporation for US federal tax purposes. The Company is current with its filing obligations through the periods ended October 31,2022 and 2021. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company has related party promissory notes payable with three key employees for a combined total of $105,567 of principal and $40,644 of accrued interest totaling $146,211 as of October 31, 2022.

Because these transactions are among related parties, it cannot be guaranteed that this level of compensation or sales prices are commensurate with market rates for the goods and services rendered.

NOTE 5 – DEBT

Notes Payable

On October 28, 2020, the Company entered into a Second Amendment to the Loan and Security Agreement with Silicon Valley Bank that was originally signed on June 29, 2018 for notes and accrued interest totaling 1,866,540. The new terms and conditions provide for 8 percent interest per annum, payments deferred until April 1, 2021 and the loan due on September 1, 2021. On July 15, 2021, the Company entered into a Loan and Security Agreement with Western Alliance Bank ("WA Loan") to repay the loan to Silicon Valley Bank. This Silicon Valley Bank loan was subsequently repaid. The WA Loan requires the Company to maintain a cash collateral bank account for the new loan in the amount of $1,430,000. Interest on the WA Loan is paid monthly by the tenth of each month. The loan has a maturity date of July 15, 2023. The amount due to Western Alliance Bank on the balance sheet as of October 31, 2022 and 2021 is $1,204,363 and $1,201,013, respectively.

The Company also received a Paycheck Protection Program loan ("PPP") as authorized by the CARES Act of 2020 of $506,700 on May 4, 2020. In April 2021, the SBA approved forgiveness of this loan.

The Company also received a second draw from the PPP in 2021 of $625,500. During 2021, the SBA approved the forgiveness of this loan.

Convertible Notes

On October 31, 2020, the Company issued Convertible Note Series 2020A with an aggregate principal amount not to exceed $2,200,000 and issued in a series of multiple closings to certain persons and entities, collectively the "Holders". Per the issuance, the Company shall issue warrants to purchase shares of the Company's Series A Preferred Stock ("Warrant Shares") with an exercise price of $0.01 per share.

The Warrant shall be exercisable for a number of shares of Warrant Shares equal to (i) 50% of the aggregate principal amount of the Note, (ii) divided by the price at which shares of Series A Preferred Stock have been previously sold by the Company (i.e., $1.3002 per share), as adjusted for stock splits, combinations and the like (the "Series A Price"). The Warrant will have a term ending on October 30, 2025, provided that the right to exercise the Warrant will terminate upon a Change of Control (as defined below).

As of October 31, 2022, all of the convertible notes and SAFE notes payable were satisfied with the issuance of preferred stock.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

On October 1, 2020, the Company agreed to a rent concession for its Sunnyvale location to pay $0 rent for October 2020 through December 2020. On January 4, 2021, the Company agreed to a rent concession of $0 for January, February and March 2021 and a rental amount of $9,850.00 for April 1, 2021 through

January 31, 2022. The rent returned to $20,200.00 per month thereafter, renewed monthly with no long-term obligation.

NOTE 7 – EQUITY

The Company has three classes of stock, common stock, Series Seed Preferred stock, Series A Preferred stock and Series B Preferred stock.

As of October 31, 2022 the Company has 98,459,094 and 11,939,575 authorized and issued shares of common stock, respectively. All common stock shares have a par value of $0.00001 per share. Additionally, the Company has 33,384,146 and 19,981,225 shares of preferred stock authorized and issued, respectively.

NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2015. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 9 – SUBSEQUENT EVENTS

Additional Securities Offering
Subsequent to the balance sheet date, the Company conducted an offering of Series B preferred shares that is exempt from registration under Regulation CF. The Company may decide to conduct additional offerings in the future. The final details of shares issued and cash raised during the offering are not yet certain.

Management's Evaluation
Management has evaluated subsequent events through February 28, 2023, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

SIGNATURES

Pursuant to the requirements of Regulation Crowdfunding, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Sunnyvale, State of California, on February 28, 2023.

6D BYTES INC. DBA BLENDID

By: /s/ *Vipin Jain*

Name: Vipin Jain

Title: CEO

Date: February 28, 2023

This Offering Statement has been signed by the following persons in the capacities and on the dates indicated.

By: /s/ *Vipin Jain*

Name: Vipin Jain

       CEO, Principal Financial Officer, &

Title: Director

Date: February 28, 2023

By: /s/ *Venkateswaran Ayalur*

Name: Venkateswaran Ayalur

Title: CTO & Director

Date: February 28, 2023

By: /s/ *Eric Benhamou*

Name: Eric Benhamou

Title: Director

Date: February 28, 2023

By: /s/ *Veronica Wu*

Name: Veronica Wu

Title: Director

Date: February 28, 2023